Can-Fite BioPharma Ltd.

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israe

September 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Can-Fite BioPharma Ltd. (CIK 000 1536196)
Registration Statement No. 333-274316 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Can-Fite BioPharma Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on September 12, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling Gary Emmanuel at (212) 801-9337. The Company hereby authorizes Mr. Emmanuel to orally modify or withdraw this request for acceleration.

Very truly yours,

Can-Fite BioPharma LTD.

By:	/s/ Motti Farbstein
Motti Farbstein
Chief Executive Officer and Chief Financial Officer